UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VITRAN CORPORATION, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

92850E107
(CUSIP Number)

Michael Rapps Vice President, Investments Clarke Inc. 6009 Quinpool Road, 9th Floor Halifax, Nova Scotia B3K 5J7 Canada Tel. No.: (902) 442-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quinpool Holdings Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92850E107	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clarke Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92850E107	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Armoyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92850E107	SCHEDULE 13D	Page 5 of 6

This Amendment No. 2 (this “Amendment”) relates to the statement on Schedule 13D filed on September 14, 2012 (the “ Original Schedule 13D”) by Quinpool Holdings Partnership, a Nova Scotia partnership (“Quinpool”), Clarke Inc., a Canadian corporation (“Clarke”), and George Armoyan, a natural person and Canadian citizen (“Mr. Armoyan” and, together with Quinpool and Clarke, the “Reporting Persons”) relating to the common shares, without par value (the “Shares”), of Vitran Corporation Inc., an Ontario corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on October 9, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

This Amendment relates to the sale (the “Transaction”) of 999,666 Shares by the Reporting Persons on January 24, 2013. After the Transaction, the Reporting Persons own zero Shares.

Item 2.    Identity and Background.

Schedule A of the Original Schedule 13D is amended to replace “Dennis Amirault” by “Kim Langille” in the first column of the first row of Schedule A to reflect the fact that Kim Langille has replaced Dennis Amirault as Vice President of Taxation of Clarke.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

“The Reporting Persons have no plans or proposals regarding the Shares.”

Item 5.    Interest in Securities of the Issuer.

(a)           Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)           The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)           Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Clarke beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

On November 30, 2012, 200 Shares were sold in open market transactions through the facilities of the Toronto Stock Exchange at a price of $5.10 per Share for aggregate gross proceeds of $1,020.

On January 10, 2013, 5,600 Shares were sold in open market transactions through the facilities of the Toronto Stock Exchange at a price of $6.19 per Share for aggregate gross proceeds of $34,664.

On January 23, 2013, 2,951 Shares were sold in open market transactions through the facilities of the Nasdaq Global Market at a price of $6.02 per Share for aggregate gross proceeds of $17,765.02.

(d)           Not applicable.

(e)           On January 24, 2013, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

CUSIP No. 92850E107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013.

QUINPOOL HOLDINGS PARTNERSHIP
By:	Clarke Inc., its managing partner
By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

CLARKE INC.
By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

/s/ George Armoyan
George Armoyan